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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

The Fairchild Corporation (Name of Issuer)
Class A Common Stock, par value $0.10 per share (Title of Class of Securities)
303698 10 4 (CUSIP Number)
Andrea Goren Phoenix FA Holdings, LLC 110 East 59th Street Suite 1901 New York, New York 10022 (212) 759-1909	David Warburg, Esq. Thelen Reid Brown Raysman & Steiner 875 Third Avenue New York, New York 10022 (212) 603-2214
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 13, 2007 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP No.    303698 10 4

1.	Names of Reporting Persons. Phoenix FA Holdings, LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power None
Beneficially
Owned by Each		8.	Shared Voting Power 2,176,500 (Item 5)
Reporting
Person With		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 2,176,500 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)
Based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer's most recently filed Form 10-K for the year ended September 30, 2006.

  CUSIP No.    303698 10 4

1.	Names of Reporting Persons. SG Phoenix Ventures IV LLC I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power None
Beneficially
Owned by Each		8.	Shared Voting Power 2,176,500 (Item 5)
Reporting
Person With		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 2,176,500 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%(2)

14.	Type of Reporting Person (See Instructions) OO

(2)
Based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer's most recently filed Form 10-K for the year ended September 30, 2006.

  CUSIP No.    303698 10 4

1.	Names of Reporting Persons. Philip S. Sassower I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power None
Beneficially
Owned by Each		8.	Shared Voting Power 2,176,500 (Item 5)
Reporting
Person With		9.	Sole Dispositive Power None

		10.	Shared Dispositive Power 2,176,500 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%(3)

14.	Type of Reporting Person (See Instructions) IN

(3)
Based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer's most recently filed Form 10-K for the year ended September 30, 2006.

  CUSIP No.    303698 10 4

1.	Names of Reporting Persons. Andrea Goren I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States

Number of Shares		7.	Sole Voting Power 2,000
Beneficially
Owned by Each		8.	Shared Voting Power 2,176,500 (Item 5)
Reporting
Person With		9.	Sole Dispositive Power 2,000

		10.	Shared Dispositive Power 2,176,500 (Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,178,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%(4)

14.	Type of Reporting Person (See Instructions) IN

(4)
Based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer's most recently filed Form 10-K for the year ended September 30, 2006.

Item 1. Security and Issuer.

        The class of equity securities to which this statement (this "Statement") relates is the Class A Common Stock, par value $0.10 per share (the "Common Stock"), of The Fairchild Corporation., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 1750 Tysons Boulevard, Suite 1400, McLean, Virginia 22102.

Item 2. Identity and Background.

        This Statement is filed by Phoenix FA Holdings, LLC, a Delaware limited liability company, ("Phoenix"), SG Phoenix Ventures IV LLC, a Delaware limited liability company, ("SG Phoenix"), Philip S. Sassower, a U.S. citizen ("Mr. Sassower") and Andrea Goren, a U.S. citizen ("Mr. Goren" and together with Phoenix, SG Phoenix and Mr. Sassower, the "Reporting Persons").

        The principal business of Phoenix is to acquire shares of the Issuer's Class A Common Stock for the purpose set forth in Item 4 of this Statement. The principal office of Phoenix is located at 110 East 59th Street, Suite 1901, New York, New York 10022.

        The principal business of SG Phoenix is to act as the Managing Member of Phoenix and to perform all such acts required or permitted under Delaware law. The principal office of SG Phoenix is located at 110 East 59th Street, Suite 1901, New York, New York 10022.

        Mr. Sassower is a private investor and a member of SG Phoenix. Mr. Sassower's business address is 110 East 59th Street, Suite 1901, New York, New York 10022.

        Mr. Goren is Managing Director of the Phoenix Group and a member of SG Phoenix. Mr. Goren's business address is 110 East 59th Street, Suite 1901, New York, New York 10022.

        During the five years prior to the date hereof, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Phoenix acquired the shares of Common Stock owned by it as capital contributions in lieu of cash from certain of its members (collectively, the "Members"). The Members do not retain any voting power or investment power with respect to the securities transferred to Phoenix. To Phoenix's knowledge, the securities were originally acquired by the Members with their own funds. Mr. Goren acquired the 2,000 shares of Common Stock owned of record by him with his own personal funds.

Item 4. Purpose of Transaction.

        On November 19, 2007, Phoenix commenced a cash tender offer for up to 6,700,000 shares of Common Stock at an offer price of $2.50 per share, net to sellers. The tender offer is scheduled to expire at 5:00 p.m., Eastern time, on December 18, 2007, unless extended. The purpose of the tender offer is to allow Phoenix to acquire a significant number of shares of the Common Stock with a view to having a series of discussions with the Issuer and its Board of Directors in an effort aimed at unlocking value for the benefit of the Issuer and all its stockholders.

        Except as set forth in this Statement, Phoenix does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a)   Phoenix is the owner of record of 2,176,500 shares of Common Stock, which represents approximately 9.6% of the outstanding shares of Common Stock.

        SG Phoenix, as the Managing Member of Phoenix, may be deemed to be the beneficial owner of the 2,176,500 shares of Common Stock, which represents approximately 9.6% of the outstanding shares of Common Stock, held of record by Phoenix.

        Mr. Sassower, as the co-manager of the Managing Member of Phoenix, may be deemed to be the beneficial owner of the 2,176,500 shares of Common Stock, which represents approximately 9.6% of the outstanding shares of Common Stock, held of record by Phoenix.

        Mr. Goren is the beneficially owner of 2,178,500 shares of Common Stock, which represents approximately 9.6% of the outstanding shares of Common Stock. Mr. Goren, as the co-manager of the Managing Member of Phoenix, may be deemed to be the beneficial owner of the 2,176,500 shares of Common Stock held of record by Phoenix.

        All of the above percentages are based upon 22,604,835 shares of Class A Common Stock outstanding as reported in the Issuer's most recently filed Form 10-K for the year ended September 30, 2006.

        (b)   Phoenix has the shared power to vote and the shared power to dispose of 2,176,500 shares of Common Stock. SG Phoenix, as the Managing Member of Phoenix, has the shared power to vote and the shared power to dispose of 2,176,500 shares of Common Stock. Mr. Sassower, as the co-manager of the Managing Member of Phoenix, has the shared power to vote and the shared power to dispose of 2,176,500 shares of Common Stock. Mr. Goren has the sole power to vote and the sole power to dispose of 2,000 shares of Common Stock, and as the co-manager of the Managing Member of Phoenix, he has the shared power to vote and the shared power to dispose of 2,176,500 shares of Common Stock.

        (c)   During the past 60 days, Mr. Sassower made the following purchases of Common Stock, which Mr. Sassower has transferred to Phoenix. The purchases were all made in the open market through a broker.

Date	Number of Shares	Price per share
10/16/2007	116,200	$2.07
10/22/2007	500	$2.02
10/22/2007	1,300	$2.013846
10/22/2007	900	$1.98
10/22/2007	85,000	$2.25
10/23/2007	21,000	$2.2088
10/25/2007	12,000	$2.2748
10/29/2007	5,000	$2.25
11/05/2007	3,000	$2.226
11/06/2007	200	$2.25
11/07/2007	7,000	$2.20
11/09/2007	800	$2.20

        Other than as set forth above and in Item 3 of this Statement, which is incorporated herein by reference, there have been no other transactions in the Common Stock by the Reporting Persons during the past 60 days.

        (d)   Not applicable.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The information set forth in Item 4 above is hereby incorporated by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit
1	Offer to Purchase dated November 19, 2007 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO filed by Phoenix FA Holdings, LLC with the Securities and Exchange Commission on November 19, 2007
2	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) to the Schedule TO filed by Phoenix FA Holdings, LLC with the Securities and Exchange Commission on November 19, 2007
3	Joint Filing Agreement

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 21, 2007	PHOENIX FA HOLDINGS, LLC
	By:	SG Phoenix Ventures IV LLC, its Managing Member
	By:	/s/ ANDREA GOREN
	Name:	Andrea Goren
	Title:	Member
Dated: November 21, 2007	SG Phoenix Ventures IV LLC
	By:	/s/ ANDREA GOREN
	Name:	Andrea Goren
	Title:	Member
Dated: November 21, 2007	/s/ PHILIP S. SASSOWER Philip S. Sassower
Dated: November 21, 2007	/s/ ANDREA GOREN Andrea Goren

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SIGNATURE